Ashford Hospitality Trust, Inc.

14185 Dallas Parkway, Suite 1100

Dallas, Texas 75254

September 9, 2020

VIA EDGAR

Ms. Brigitte Lippmann United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Registration Statement on Form S-4 (No. 333-239961) of Ashford Hospitality Trust, Inc.

Dear Ms. Lippmann:

On behalf of Ashford Hospitality Trust, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to September 9, 2020 at 4:00 pm Eastern Time, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform William P. Mills of Cadwalader, Wickersham & Taft LLP at (212) 504-6436.

Very truly yours,

ASHFORD HOSPITALITY TRUST, INC.

By:	/s/ Robert G. Haiman
Name: Robert G. Haiman
Title: Executive Vice President, General Counsel & Secretary

cc: William P. Mills, Cadwalader, Wickersham & Taft LLP